Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

SEC
Mail Processing
Section

NOV 28 2008

Washington, DC
101

[redacted]

08006204

26 November 2008

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
DEC 12 2008
THOMSON REUTERS

cag_cosec_syd_prd/68580_1

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX Release

MACQUARIE

NOTICE UNDER LISTING RULE 3.10.3

MACQUARIE GROUP LIMITED 2008 STAFF SHARE ACQUISITION PLAN

21 November 2008 - Macquarie Group Limited (MGL) proposes to issue fully paid MGL ordinary shares ("Shares") under the 2008 Macquarie Group Staff Share Acquisition Plan ("MGSSAP") Commission Staff Offer.

The Shares will be issued to eligible employees who earn commission payments and who have elected to participate in the MGSSAP. Eligible employees can allocate a minimum of $500 of their commission towards the acquisition of Shares under the MGSSAP. The Shares will be allotted on or about 8 December 2008 ("Allotment Date"). The number of Shares to be issued is based on the closing price at which the Shares were traded on the ASX today, adjusted to deduct the 2008 final dividend of $1.45 ($25.61). The Shares will not be eligible for that dividend.

Shares will be issued for no cash payment in lieu of participating employees' cash commission according to their level of participation in the MGSSAP. The exact number of Shares issued will be advised after allotment and the Shares will rank pari passu with all other Shares then on issue. A maximum of 9,590 Shares may be issued.

The Shares will be subject to restrictions on disposal until the earlier of 6 months from the Allotment Date or the relevant employee no longer being employed by a Macquarie Group Company.

Shareholder approval is not required for the issue of the Shares.

Dennis Leong
Company Secretary
Macquarie Group Limited

cag_cosec_syd_prd/96392_1

ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

MACQUARIE

ASX Release

INTERIM DIVIDEND

SYDNEY, 21 November 2008 – Macquarie Group Limited (ASX:MQG) advises that all of the unfranked component of its interim dividend to be paid on 19 December 2008 will be conduit foreign income.

Contacts:

Investor Relations

Stuart Green
+612 8232 8845

Jenny Kovacs
+612 8232 3250

END